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                                                                 Exhibit (a)(13)



          HX INVESTORS, L.P. PREPARED TO INCREASE TENDER OFFER PRICE FOR
                                 COMMON STOCK OF
        SHELBOURNE PROPERTIES I, INC., SHELBOURNE PROPERTIES II, INC. AND
     SHELBOURNE PROPERTIES III, INC., OFFERS AND CONTINUES TO PROVIDE OTHER
                     BENEFITS TO NON-TENDERING STOCKHOLDERS



         JERICHO, NEW YORK, August 2, 2002 -- HX Investors, L.P. announced today that it is prepared to increase the offer prices of its tender offers for up to 30% of the outstanding common stock of each of Shelbourne Properties I, Inc. (Amex: HXD), Shelbourne Properties II, Inc. (Amex: HXE) and Shelbourne Properties III, Inc. (Amex: HXF) to $59.60, $69.70 and $55.00 per share, respectively, if certain conditions designed to protect non-tendering shareholders are met. Further, HX Investors notes that at least 70% of the current outstanding shares will remain held by stockholders and has proposed substantial economic and controlling benefits for such remaining shareholders that have not been adopted by Carl Icahn in his competing proposal. HX further notes that while Mr. Icahn's offer is an "offer for control of the Companies", its offer is an offer designed to enhance value for all shareholders of the Companies; both those 30% of shares for which tenders can be accepted and, more importantly, the at least 70% of the shares that will go untendered.

         For additional information, please contact MacKenzie Partners, Inc., our information agent, at (800) 322-2885 (toll free) or (212) 929-5500 (call collect).